Exhibit 2

29 July 2008

William D. Anderson
Chair of the Special Committee
c/o Maryse St. - Laurent
Corporate Secretary
TransAlta Corporation
110 - 12th Avenue SW
Calgary, AB Canada
T2P 2M1

Dear Special Committee

PROPOSAL BY LS POWER EQUITY PARTNERS/GLOBAL INFRASTRUCTURE PARTNERS

The Children's Investment Master Fund ("TCI") is a major shareholder in TransAlta Corporation ("TransAlta"), owning approximately 4.3% of the issued shares.

TCI believes that the public proposal by LS Power Equity Partners and Global Infrastructure Partners published on 21 July 2008 to acquire TransAlta for Cdn$39 per share, significantly undervalues the company.

TCI urges the Special Committee to immediately undertake a review of strategic alternatives, complete this expeditiously and take all necessary steps to maximise value for shareholders.

Further, TCI agrees with the representations made to you by Seneca Capital in its public letter dated 22 July 2008.

TCI would welcome an open and direct dialogue with the Special Committee throughout the strategic review process.

Yours faithfully


/s/ Philip Green

Philip Green
Partner



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The  Children's  Investment  Fund  Management  (UK) LLP is a  limited  liability partnership registered in England and Wales with registered number 0C304797. A list of members' names is open to inspection at its registered office and principal place of business 7 Clifford Street, London, W1S 2WE, England. The Children's Investment Fund Management (UK) LLP is authorised and regulated by the Financial Services Authority.